THE SOURLIS LAW FIRM

Virginia K. Sourlis, JD, MBA* Philip Magri, JD+ Joseph M. Patricola, JD* Daniel Kobrinski, JD, LLM+#	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com
* Licensed in NJ +Licensed in NY # Licensed in DC

January 22, 2008

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: John Reynolds
Assistant Director

RE:	Sound Worldwide Holdings, Inc. Registration Statement on Form SB-2 File No: 333-146986 Filed on October 29, 2007

Dear Mr. Reynolds:

Below please find our responses to the Staff’s comment letter, dated December 3, 2007 (the “Comment Letter”), to the above-captioned registration statement (the “Registration Statement”) filed by our client, Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 1 to the Registration Statement with the SEC today (“Amendment No. 1”). A copy of Amendment No. 1 which has been marked to show changes from the originally filed Registration Statement and where the Company specifically addressed the comments in the Comment Letter, accompanies this response letter.

Also attached is the Company’s certification required in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

General

1.	Per comment #1, we have reviewed the Registration for and have revised the language in Amendment No. 1 to correct garbled and confusing language as well as typographical errors.

2.	Per comment #2, we have revised disclosures throughout the Amendment No. 1 to provide the reporting currency equivalent in U.S. dollars for all figures presented.

3.	Per comment #3, we have included the audited financial statements of Freedom 3, Inc. for the fiscal year ended December 31, 2007 and for the pre-acquisition interim as part of the Amendment No. 1.

Table of Contents, page 4

4.	Per comment #4, we have revised Amendment No.1 to play the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-B.

Selling Security Holders, page 5

5.
Per comment #5, we have revised the Selling Stockholders table in Amendment No. 1 to include footnotes containing the individuals’ names who beneficial own the shares held by the entities listed as selling stockholders.

6.	Per comment #6, we have revised Amendment No. 1 to indicate that none of selling stockholders are affiliates of any broker dealer.

Dividend Policy, page 24

7.
Per comment #7, as required by Item 201 of Regulation S-B, we have revised the disclosure in Amendment No. 1 to include the details of dividends paid by Sound Worldwide Limited in the past two years. We have also noted that Sound Worldwide Holdings, Inc., the Registrant, does not intend to pay any dividends in the future but reinvest such dividends in the company.

Description of Business, page 25

8.	Per comment #8, we have revised this section to delete disclosures duplicated in the MD&A.

9.
Per comment #9, we have expanded “Organizational History” to disclose all of the principal terms of the merger and the background of the combination, including the contacts leading up the combination, including the names of third parties involved along with a description of the services provided and the amount of any compensation received by them.

10.	Per comment #10, we have explained specific industry terms in every day language when first used in Amendment No. 1.

MD&A, page 38

11.	Per comment #11, we have expanded the “Overview” section of the MD&A in Amendment No. 1.

12.	Per comment #12, we have disclosed the principal terms of the Company’s loans. We have also filed the loan agreements as exhibits to Amendment No. 1.

13.
Per comment #13, we have expanded the disclosure of liquidity and capital resources to address the full period covered by the financial statements. We have also disclosed and quantified the principal sources and uses of cash resourced during this period.

Critical Accounting Policies, page 39

14.
Per comment #14, we have revised the Critical Accounting Estimates section of the MD&A to provide greater insight into the quality and variability of information regarding the financial condition and operating performance for those accounting policies that are critical to the Company’s business.

Certain Relationships and Related Transactions, page 49

15.	Per comment #15, we have disclosed the nature and amount of the discussed management consultancy services. We have also filed any written documents as an exhibit to Amendment No. 1.

16.	Per comment #16, we have described and quantified loans to or from related parties. We have also filed any written documents as exhibits to Amendment No. 1.

Registration Rights, page 50

17.	Per comment #17, we have deleted the reference to a June 2007 private placement due to the fact that such placement did not occur.

Executive Compensation, page 50

18.	Per comment #18, we have provided the disclosures by Items 402 and 404 of Regulation S-B for Freedom 3 for the year ended December 31, 2006 and until the date of the combination with the Company.

Unaudited Pro Forma Combined Financial Statements

Notes to Pro Forma Presentation

Basis of Pro Forma, presentation, page 13

19.
Per comment #19, for accounting purposes, the share exchange has been treated as an acquisition of Freedom 3 by Sound Worldwide and as a recapitalization of Sound Worldwide (i.e. a "reverse acquisition"), in which Sound Worldwide was deemed to be the accounting acquirer. Unaudited Pro Forma Combined Financial Statements was updated.

20.	Per comment #20, we have clarified the “Organizational History” section to consistently disclose the equity transactions of Sound Worldwide Limited.

21.
Per comment #21, we have revised the disclosure to provide a detailed discussion of how the transaction with the prior shareholder was accounted for and cite specific authoritative literature used to support the accounting treatment.

Sound Worldwide Limited Audited Financial Statements for the Year Ended March 31, 2007

Report of Independent Registered Public Accounting Firm, page 1

22.
Per comment #22, we have filed a signed and dated report of the Company’s independent registered public accounting firm that covers the financial statements included in the Company’s filing in accordance with AU Section 530.01.

General

23.	Per comment #23, we have included the financial statements for the quarter ended September 30, 2007 and have provided a current consent of the independent accountants as an exhibit to Amendment No. 1.

Consolidated Statements of Cash Flows, page 5

24.	Per comment #24, we have revised the disclosure to disaggregate the net amounts (i.e., present proceeds and repayments on a gross basis), consistent with the guidance of SFAS 95.

Notes to Audited Financial Statements

Summary of Principal Accounting Policies

Revenue Recognition, page 8

25.
Per comment #25, the Company’s auditors have updated the financial statements to state that the Company does not have significant obligations for future performance to directly bring about resale of the product by the customer. .

26.	Per comment #26, the Company’s auditors have noted the following:

•	The amounts of sales returns, trade discounts and allowances were immaterial for the years ended March 31, 2007 and 2006.

•	No allowances for estimated returns were recorded for the years ended March 31, 2007 and 2006 as the Company has no significant historical return patterns.

•	The Company’s audited financial statements have been updated to reflect the above.

Item 26. Registered Sales of Unregistered Securities, page 52

27.	Per comment #27, we have disclosed the securities issued under the Share Exchange Agreement as required by Item 701 of Regulation S-B.

ACKNOWLEDGEMENT

I, Roger K.W. Fan, the President and Chief Executive Officer of Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 18th day of January 2008.

SOUND WORLDWIDE HOLDINGS, INC.

By:	/s/ ROGER K. W. FAN Roger K. W. Fan
President and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)